

May 31, 2024

Qiwei Miao
Chief Executive Officer
EShallGo Inc.
12F Block 16, No.1000 Jinhai Road
Pudong New District
Shanghai, China 201206

> **Re: EShallGo Inc.**
> **Amendment No. 9 to Registration Statement on Form F-1**
> **Filed May 17, 2024**
> **File No. 333-271478**

Dear Qiwei Miao:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 9 to Registration Statement on Form F-1 Filed May 17, 2024

Exhibit 5.1, page i

1. We note that Harney Westwood & Riegels has provide a legal opinion concerning the issuance "of up to 1,500,000 class A ordinary shares of par value of US$0.0001 each of the Company, plus an additional 450,000 class A ordinary shares of par value of US$0.0001 each of the Company that may be issued upon exercise of the underwriter's over-allotment option (the *Shares*)." However, according to your filing the overallotment option is an additional 225,000 class A ordinary shares. Please revise or advise.

Director and Executive Compensation, page 165

2. Revise to update this discussion for the fiscal year ended March 31, 2024, consistent with Item 6.B. of Form 20-F. This comment also applies to your related party transaction disclosure on page 166. Refer to Item 7.B. of Form 20-F.

Qiwei Miao
EShallGo Inc.
May 31, 2024
Page 2

Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services